STORAGE AND DISPOSAL:
Do not contaminate water, food, or feed by storage and disposal.
PESTICIDE STORAGE AND DISPOSAL:
Non refillable container. Store in cool, dry area away from heat and sunlight. Do not freeze. Do not reuse or refill this container. Place in trash or offer for recycling if available.
It is a violation of Federal Law to use this product in a manner inconsistent with its label.
MADE IN THE USA
Manufactured by Trieu Technologies
Chicago, IL 60644
www.trieutechnologies.com
support@trieutechnologies.com
EPA Reg# 92108-1, EPA Est# 92108-SC-1
8 60001 69355 3
Never mix this product with any chemicals or other substances. Use as is.
Tru Clean™
MULTI-PURPOSE
DISINFECTANT
*KILLS 99.9%
BACTERIA AND VIRUSES
No Fragrances or Dyes
No VOCs
No Phosphorous
Eliminates Allergens
ACTIVE INGREDIENT:
Hypochlorous Acid 0.046%
Other Ingredients: 99.954%
Total: 100.000%
16 FL OZ (473 mL)
A HARD NON-POROUS SURFACE DISINFECTANT
Kitchen Surfaces • Bathroom Surfaces • Toys • Tables • Athletic Equipment • & More
* Kills C. Diff, Tuberculosis, E. Coli, Salmonella, Staph, MRSA, Norovirus Rhinovirus, Rota Virus, Hepatitis C, HIV-1, H1N Swine Flu, Canine Distemper, Respiratory Syncytial, Virus, Candida Albicans, Adenovirus, Vancomycin Resistant Enterococcus Faecalis, Listeria, Pseudomonas, Klebsiella NDM-1, Bordetella Bronchiectasis
DIRECTIONS:
To Disinfect Hard Non-Porous Surfaces: Spray Tru Clean solution until thoroughly wet. For heavily soiled surfaces pre-cleaning is required. Treated surfaces must remain wet for 10 minutes. Allow surface to air dry or wipe with paper towel or clean cloth. No water rinsing is necessary after disinfecting with the Tru Clean solution.
KEEP OUT OF REACH OF CHILDREN

